

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 7, 2011

David Lam
Lion Lam Diamond Inc.
14520 Memorial Drive
Suite M206
Houston, Texas 77079

> **Re:** **Lion Lam Diamond Inc.**
> **Registration Statement on Form S-1**
> **Filed February 8, 2011**
> **File No. 333-172112**

Dear Mr. Lam:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. It appears you may be a blank check company as defined in Rule 419 of Regulation C in view of the following:

   - you are a development-stage company that issues penny stock;

   - you have no operations, no assets except for cash, and apparently no employees;

   - you will be unable to implement your business plan without substantial additional funding and there appears to be no efforts or current plans for obtaining this funding other than this offering.

   Please supplementally provide us with a detailed explanation as to why Rule 419 does not apply to you and this offering. Alternatively, please revise your disclosure throughout your registration statement to comply with Rule 419. In addition, please disclose whether you have any current plans, arrangements, commitments or understandings to engage in a merger or acquisition with another company.

2. In an appropriate place in your filing, please provide the disclosure required by Item 404(d) of Regulation S-K. In this regard we note that you received a loan from, and issued stock to, Mr. Lam in July 2010, and currently have an employment agreement with Mr. Lam.

3. In an appropriate place in your filing, please disclose the number of employees that you have. Refer to Item 101(h)(4)(xii) of Regulation S-K.

Registration Statement Cover Page

4. Please add the name of the individual who is your agent for service.

The Offering, page 4

5. Please revise the number of shares being offered in the table to reflect up to 5,000,000 shares if correct.

Risk Factors, page 7

6. Please delete the second sentence in which you state that other unknown or immaterial risks may also impair your business operations. All material risks should be described in your disclosure. If risks are not deemed material, you should not reference them.

7. We note your disclosure on page 25 that the "application of laws or regulations from jurisdictions whose laws do not currently apply to us could have a material adverse effect on our results of operations and our financial condition." Please include a risk factor discussing this risk.

(5) Future issuances of our preferred stock could dilute the voting…, page 9

8. Please make clear that the potential actions of your "Board of Directors" discussed here and elsewhere in your prospectus can be taken by Mr. Lam in his sole discretion as the sole director without approval of potential future shareholders.

(6) Our sole officer will retain control over our business…, page 9

9. Please include an expanded discussion of risks related to the fact that Mr. Lam will be the sole director and majority shareholder of the company assuming all offered shares are sold.

10. Please add a risk factor addressing conflicts of interest resulting from Mr. Lam's position as sole director. As an example only, it appears that Mr. Lam's employment agreement allows him as sole director of the company to raise his own salary as CEO/CFO of the company without limitation.

(11) Failure to adequately protect or enforce our intellectual property…, page 10.

11. This risk is written in present tense and implies that you have a website and trademarks to
protect, however it appears from your disclosure that you have not yet designed your website
or registered any trademarks. Please revise the risk to indicate that you have no website and
no trademarks. Also, if appropriate, consider adding a risk factor to disclose that with your
limited budget for website development and maintenance you may never develop a website
capable of supporting your proposed operations which would prevent you from initiating the
plan of operations you discuss in your prospectus.

(12) If a market for our common stock does not develop…, page 10

12. You state that you "anticipate that…the common stock will be eligible for quotation on the
OTC Bulletin Board." Similarly, on page 28 you state that you "anticipate applying for
quotation" on the OTC Bulletin Board. Please revise your disclosure to clarify that to be
quoted on the OTC Bulletin Board a market maker must agree to file an application on your
behalf in order to make a market for your common stock, and to indicate that there is no
guarantee that you will find a market maker to trade your securities.

Item 4. Use of Proceeds, page 13

13. We note your statement that you "reserve the right to reallocate the funds according to
changing events." While you may reserve the right to change the allocation of proceeds, in
order to do so you must disclose the specific contingencies that would give rise to a change.
Refer to Instruction 7 to Item 504 of Regulation S-K. Please remove this statement or revise
it to discuss specifically the contingencies and the alternative use of proceeds in the event a
contingency occurs.

14. Please revise the percentage of proceeds that correspond to the aggregate proceeds to be
received.

Item 6. Dilution, page 14

15. We do not believe you calculated net tangible book value correctly. Please review and revise
as necessary your calculation of the net tangible book value as of December 31, 2010. This
figure should represent total assets, less intangible assets and liabilities. Please also review
and revise as necessary the calculated net tangible book value per share.

16. Please show us how you arrived at $256,000 for the pro forma net tangible book value if all
5,000,000 shares are sold.

If 5,000,000 Shares are Sold, page 14

17. Please revise the language in the second paragraph under this section to replace the singular "you" with language that makes clear that you are referring to all potential purchasers of your stock in the aggregate.

18. Please revise the plural "our existing stockholders" to clarify that you are referring exclusively to Mr. Lam as your sole stockholder.

Item 8. Plan of Distribution; Terms of the Offering, page 16

19. We note your statement that your sole officer and director may not purchase any securities in this offering. Please expand this disclosure to discuss why and how Mr. Lam is prevented from purchasing securities in this offering.

20. Please supplementally provide us with your analysis as to why Mr. Lam may rely on Rule 3a4-1.

Item 11. Information with Respect to the Registration, page 19

Description of Business, page 19

21. Please remove or revise statements such as, "[w]e sell E.G.L Certified diamonds…", "[w]e are wholesaler and retailer of E.G.L. certified diamonds…", and "[w]e offer our premium brand diamond…to our authorized distributors," and "[w]e specialize in Hearts and Arrows cut diamonds," in light of the fact that you have no operations or revenues. This comment applies to the disclosure in your Prospectus Summary, as well.

22. We note your statement that you "do not anticipate any shortages of supply of fine quality cut diamonds from A.D. Diamonds Inc. or from other diamond suppliers." However, on page 9 you state that "[a]cquiring diamonds has been difficult because of supply limitations." Please revise or advise.

Customer Profile, page 23

23. Please revise this section to remove the words "we have a market," considering you have made no sales. In addition, please revise this section to characterize the information presented as based upon management's belief, reports/articles or any other source. In this regard we note, as examples only, your statements that "Americans will be searching for fine gold and diamond tiaras," "[t]here are few, if any, national jewelers who offer high-end 24K gold crowns or tiaras decorated with real diamonds," "Japanese brides and grooms want to get the finest cut diamonds," and "many Japanese will shop for internally flawless diamonds."

Description of Properties, page 25

24. Please explain why you have limited this disclosure to Texas, or revise the disclosure to remove the limitation. In addition, please provide the disclosure required by Item 102 of Regulation S-K with respect to your principal office.

Management's Discussion and Analysis of Financial Condition, page 25

25. We note your statement on page 25 that you are a start-up company "with limited operations from our business operations." Considering you disclose no revenue and no operating expenses and considering you have apparently taken no steps to implement "Phase I" of your plan of operations, please revise this section to clarify that you have no business operations, or advise. Please make conforming changes throughout your prospectus, including, for example, the header, "Limited Operating History; Need for Additional Capital" on page 27.

26. Please revise to clarify whether you or a third party will manufacture the crowns and tiaras; if the latter, please disclose whether you have contracted with such third party. In addition, please revise the description of your plan of operation for the next 12 months to indicate your estimated timing for starting and completing each Phase, and the amount of funds necessary to complete the orders or consignments you accept in Phase IV.

Background of Directors, Executive Officers, Promoters and Control Persons, page 28

27. Please delete the last four sentences of the description of Mr. Lam's business experience, beginning with "Mr. Lam has a passion for ideal cut diamonds…," as irrelevant to his business experience.

28. Your disclosure of Mr. Lam's business experience during the past five years, other than his recent employment with Lion Lam Diamond Inc., is limited to the statement that he "worked as a diamond broker and a business executive in Houston, Texas." Please revise your disclosure to expand on Mr. Lam's experience over the past five years and include the name(s) of the business(es) at which he served as an executive, the position(s) he held and information about the size and type of operation(s) he supervised. Refer to Item 401 of Regulation S-K.

Executive Compensation, page 29

29. Please explain the difference between the salary amount shown in the Summary Compensation Table and that shown in note one to the table.

30. Please disclose that you have an employment agreement with Mr. Lam and briefly discuss the terms of such agreement.

Security Ownership of Certain Beneficial Owners and Management, page 30

31. You state that you issued 6,000,000 shares of common stock to Mr. Lam in July 2010 and currently have 6,000,000 shares of common stock outstanding, but the table indicates that Mr. Lam owns only 5,000,000 of your shares of common stock. Please revise or advise.

Corporate Governance, page 30

32. Please remove references to Regulation S-B. Refer to Form S-1 for references to the applicable sections of Regulation S-K.

Where You Can Find Additional Information, page 31

33. Please revise the mailing address to correctly state the name of the Securities and Exchange Commission.

Financial Statements

34. Please ensure all references to promulgated GAAP are to the appropriate Accounting Standards Codification.

Note 1 – Organization and Business Operations Summary…, page F-6

Income Taxes, page F-7

35. Please note that even though you have provided a valuation allowance for the full amount of gross deferred tax assets, you should provide the disclosures required by ASC 740-10-50-2 and 3.

Note 3 - Inventory, page F-10

36. Please tell us what predominant practice is in valuing polished diamonds.   We may have further comment.

Item 14. Indemnification of Directors and Officers, page 33

37. We note your reference to your Articles of Incorporation for provisions regarding indemnification of your directors and officers. Please tell us which sections of your Articles of Incorporation you are referring to.

Exhibit 5.1

38. Please clarify in the first paragraph that Idris Ayeni has acted as counsel to the company.

39. Please have counsel to the company revise the legal opinion to remove the language "or the rules and regulation of the Securities and Exchange Commission" from the last sentence of the exhibit.

40. We note counsel's statement that "[b]ased on my examination mentioned above, I am of the opinion that 5,000,000 shares of common stock to be offered are duly authorized shares of common stock which were legally issued, when sold, will be fully paid and non-assessable." It appears that there are several typographical errors in this statement that may cause its meaning to be unclear. Please revise this sentence to ensure that its meaning is clear and complete.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Ta Tanisha Meadows, Staff Accountant, at (202) 551-3322 or Jim Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Ramin Olson, Staff Attorney, at (202) 551-3331, Lilyanna Peyser, Staff Attorney, at (202) 551-3222, or me at (202) 551-3720 with any questions you may have.

Sincerely,

/s/ Lilyanna Peyser for

H. Christopher Owings
Assistant Director